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                                                            Exhibit (h)(8)(C)(i)

DIRECTED SERVICES, INC.
1475 Dunwoody Drive, West Chester, PA 19380


January 1, 2006


ING Investors Trust
7337 East Doubletree Ranch Road
Scottsdale, AZ  85258-2034


RE:  VOLUNTARY EXPENSE LIMITATIONS


Ladies and Gentlemen:

For the Adviser, Institutional, Service and Service 2 Class shares of ING Goldman Sachs Tollkeeper(SM) Portfolio, a series of ING Investors Trust, Directed Services, Inc. agrees to voluntarily waive its rights to recoupment under Section 2 of the Expense Limitation Agreement between Directed Services, Inc. and ING Investors Trust, dated January 1, 2005.

We are willing to be bound by this letter agreement to waive our rights to recoupment for the period from January 1, 2006 through and including December 31, 2006. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.


Sincerely,


/s/ Alyce Shaw
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Alyce Shaw
Vice President